May 29, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3561

U.S.A.

Attention:	Linda Cvrkel (Branch Chief)
Heather Clark
Jean Yu

Re:	Tim Hortons Inc.

Form 10-K for the Fiscal Year ended January 1, 2012

Filed February 28, 2012

File No. 001-32843

Dear Ms. Cvrkel:

On behalf of Tim Hortons Inc. (the “Company”), this letter responds to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated May 14, 2012 (the “Comment Letter”) related to the Annual Report on Form 10-K of the Company for the fiscal year ended January 1, 2012 (the “Annual Report”). Set forth below is the text of the comments contained in the Comment Letter in italics, followed by the Company’s response.

Securities and Exchange Commission

May 29, 2012

Note 1. Summary of Significant Accounting Policies, page 108

Revenue Recognition, page 94

Franchise Revenues, page 94

1.	We note from disclosure elsewhere in your document that during 2011, you entered into a master license agreement with Apparel, pursuant to which Apparel has the right to use the Tim Hortons trademarks in Oman, Bahrain, Qatar, Kuwait, and the United Arab Emirates. We also note the master license agreement with Apparel is primarily a royalty-based model that also includes an upfront license fee, opening fees per location, and distribution sales. In this regard, please explain in greater detail your accounting treatment for the various elements of the arrangement, including how the guidance in ASC 952-605-25 was considered in determining the appropriate revenue recognition. We may have further comment upon receipt of your response.

Company Response

As noted on page 20 of the Company’s 2011 Form 10-K, the Company entered into a Master License Agreement with Apparel FZCO (“Apparel”) (the “License Agreement”), for the right to develop and operate Tim Hortons restaurants over an initial five-year period in the Gulf Cooperation Council (the “GCC”). Apparel is expected to open up to 120 multi-format locations. The License Agreement generates four revenue streams for the Company:

•

Upfront master license fee: This non-refundable fee was paid to the Company prior to the development of any restaurants in the GCC, in consideration for: (i) the granting to Apparel of exclusive rights to develop and operate Tim Hortons restaurants in the GCC; and (ii) the initial costs incurred by the Company to establish operations in the GCC.

•

Site license fees: A non-refundable fee is payable to the Company prior to the opening of each Tim Hortons restaurant, and is paid in consideration for: (i) the granting to Apparel of the license to operate that specific restaurant; and (ii) site-specific services provided by the Company prior to the opening of the restaurant, namely the approval of the site location and the restaurant design.

•

Royalties: Royalties are paid to the Company on an ongoing basis based on a percentage of gross restaurant sales per restaurant, in consideration for the ongoing use of the Tim Hortons trademarks and related operational procedures comprising the Tim Hortons system in the GCC.

•

Equipment and product sales: This revenue stream consists of proceeds from the sale to Apparel of: (i) food, paper, and smallwares (i.e., china mugs) that are required to operate a Tim Hortons restaurant; and (ii) the initial restaurant equipment package that is required to produce the products offered at a Tim Hortons restaurant.

The Company’s accounting treatment for each of these revenue streams is described further below.

Securities and Exchange Commission

May 29, 2012

Upfront master license fee

ASC 952-605-25-5 provides that initial franchise fees relating to area franchise sales are to be recognized when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor. If the franchisor’s substantial obligations under the franchise agreement relate to the area franchise and do not depend significantly on the number of individual franchises to be established, substantial performance shall be determined using the same criteria applicable to individual franchises.

As noted above, the upfront master license fee was paid by Apparel to the Company in consideration for the exclusive right to develop and operate Tim Hortons restaurants in the GCC, as well as for the initial costs incurred by the Company to establish operations in the GCC. The fee is non-refundable and was not dependent upon the number of individual franchises to be established. The Company’s initial costs were incurred regardless of the number of restaurants opened by Apparel and will not continue to be incurred under the arrangement. Accordingly, the Company concluded that this initial fee should be accounted for in accordance with the criteria applicable to individual franchises, namely ASC 952-605-25-1 through 25-4 (collectively, the “Individual Franchise Criteria”).

Under ASC 952-605-25-1 and 25-2 of the Individual Franchise Criteria, franchise fee revenue is recognized when the following conditions are met:

•	The franchisor has no remaining obligation or intent to refund any cash received.

•	Substantially all of the initial services of the franchisor required by the franchise agreement have been performed.

•	No other material conditions or obligations related to the determination of substantial performance exist.

As discussed above, the consideration for the upfront master license fee was the granting of the exclusive area franchise rights to Apparel to develop and operate Tim Hortons restaurants in the GCC and the initial costs incurred by the Company to establish operations in the GCC. The fee also is non-refundable and, upon payment, the Company had no remaining obligations to perform, and no other conditions to satisfy. As a result, the Company recognized the fee as revenue when all of the significant services had been performed.

As part of its accounting analysis, the Company also considered ASC 952-605-25-4 of the Individual Franchise Criteria, which states that if it is probable that continuing franchisee fees will not cover the cost and a reasonable profit for the continuing services to be provided by the franchisor, then a portion of the initial franchise fee should be deferred and amortized. As noted above, the License Agreement provides for ongoing site license fees to be paid by Apparel as restaurants are opened in the GCC, royalties based on a percentage of gross sales, and proceeds from the sale of equipment and products. As described below, these three revenue streams provide the Company with a reasonable profit for the services rendered in exchange for those revenues; therefore, the Company concluded that no portion of the upfront master license fee should be deferred.

Securities and Exchange Commission

May 29, 2012

Site license fees

As noted above, the site license fees payable by Apparel to the Company on a per-restaurant basis are non-refundable. These fees are paid in consideration for the granting of the license and for the Company’s direct, pre-opening costs in connection with each location, including approval of the site location and restaurant design prior to the commencement of the construction. The Company has no further obligations to provide services in exchange for these fees after the restaurant is opened. The Company considers that these fees provide a reasonable profit for the services rendered. Accordingly, following its consideration of the Individual Franchise Criteria, the Company concluded that the site license fees prescribed by the License Agreement should be recognized as revenue at the time that the restaurant commences operations.

Royalties

The royalties paid by Apparel to the Company, on a per-restaurant basis, are based on a percentage of that restaurant’s gross sales. These royalties are paid on an ongoing basis, for as long as the restaurant remains open.

As part of its revenue recognition analysis, the Company applied the criteria set forth in ASC 952-605-25-12, which states that continuing franchise fees are reported as revenue as the fees are earned and become receivable from the franchisee.

The royalties paid by Apparel with regards to a particular restaurant are earned by the Company, on a daily basis, as that restaurant continues operations, and are quantifiable based on the daily gross sales generated at that restaurant. Furthermore, the Company considers that the royalties provide a reasonable profit based on the royalty rate charged. As a result, the Company concluded that royalties should be accounted for on an accrual basis as earned and receivable from the franchisee.

Equipment and product sales

Pursuant to the License Agreement, and as noted above, Apparel purchases food, paper and smallwares, on an ongoing basis, from the Company for the operation of Tim Hortons restaurants in the GCC. In addition, Apparel purchases an initial equipment package from the Company for each restaurant opened. The sales proceeds provide the Company with a reasonable profit, after accounting for the costs of the products as well as the international distribution costs to ship to the GCC.

In its revenue recognition analysis, the Company considered ASC 952-605-25-10, which prescribes the accounting treatment applicable when the initial franchise fee covers tangible property. As noted above, the upfront master license fee only covers the granting of exclusive rights to develop and operate Tim Hortons restaurants in the GCC and certain initial services and, accordingly, the Company determined that ASC 952-605-25-10 does not apply to the revenues earned by the Company for equipment or product sales.

As part of its analysis, the Company also considered ASC 952-605-25-14, which prescribes a deferral of a portion of the initial franchise fee where equipment or supplies are sold to a franchisee at a lower price

Securities and Exchange Commission

May 29, 2012

than the price at which such products are sold to other franchisees, or if the sales price does not provide the franchisor with a reasonable profit on the products. As discussed above, the Company considers that it earns a reasonable profit in this market on the sale of equipment and products to Apparel. Accordingly, the Company concluded that there was no requirement to defer a portion of the upfront master license fee. The Company recognizes revenues from the sale of equipment and products when title passes to Apparel upon delivery of equipment and products to Apparel or its agent in the GCC.

As disclosed on page 67 of the Company’s 2011 Form 10-K, the operating results from its GCC international operations were not significant in 2011.

Advertising Costs, page 115

2.	Please clarify for us and revise your notes to explain why contributions to the advertising fund with respect to your franchised restaurants are classified differently within the income statement (i.e. G&A rather than COGS) from other company contributions to the advertising fund.

Company Response

As disclosed in the Company’s 2011 Form 10-K, there are two types of contributions made by the Company to the advertising funds:

•

Advertising costs related to consolidated restaurants (both Company-operated and non-owned (franchised or licensed) restaurants consolidated as variable interest entities (VIEs)) are included in Cost of sales on the Consolidated Statement of Operations. These contributions are based on a percentage of the gross sales of these consolidated restaurants.

•

Other Company contributions to the advertising funds are included in General and administrative expenses on the Consolidated Statement of Operations. These contributions consist of payments that the Company makes, corporately, to pay for additional advertising programs.

The classification of each of these contributions is described further below.

Consolidated Restaurants

The contributions made by consolidated non-owned (franchised or licensed) restaurants to the advertising funds are recorded in Cost of sales along with all other directly associated costs (i.e., food, paper, labour, utilities, etc.) relating to the operation of these restaurants. The Company believes that a portion of the advertising spend benefits each of these restaurants and supports the revenues generated from these restaurants; therefore, it is reasonable and appropriate to include these costs in Cost of sales on the Consolidated Statement of Operations. The Company provided disclosure regarding these total costs, as a sub-component of Cost of sales, on page 154 of its 2011 Form 10-K.

Securities and Exchange Commission

May 29, 2012

Corporate Contributions

Each year, the Company supports a number of additional advertising programs. The Company has concluded that these types of contributions should be included in General and administrative expenses, consistent with its treatment of expenses associated with the Company’s corporate and administrative functions, because they are funded by general corporate cash flow and do not consist of funds contributed by restaurant owners or the Company on a restaurant-specific basis.

To supplement the policy note disclosure included on page 115 of the Company’s 2011 Form 10-K, the Company provided additional details and quantified these corporate and consolidated restaurant contributions on page 149 of the Company’s 2011 Form 10-K, under the sub-heading “Advertising Funds”.

The Company proposes to provide additional information regarding these contributions in its significant accounting policies note included in its future filings, as follows (new language is underlined):

Advertising costs related to Company-operated restaurants and non-owned consolidated restaurants, consisting of contributions made to the Company’s advertising funds, are included in Cost of sales on the Consolidated Statement of Operations. Contributions made to the advertising funds by the Company to fund additional advertising programs are included in General and administrative expenses on the Consolidated Statement of Operations. Contributions to the advertising funds are expensed when incurred.

Note 21. Variable Interest Entities, page 148

3.	We note that you previously disclosed on page 163 of your Form 10-K for the fiscal year ended January 2, 2011 that revenues, expenses and cash flows of the advertising funds are generally not included in the company’s Consolidated Statement of Operations and Cash Flows because the contributions to these advertising funds are designated for specific purposes, and the company acts, in substance, as an agent with regard to these contributions; however, in your most recent Form 10-K for the fiscal year ended January 1, 2012, you disclose the revenues, expenses and cash flows of the advertising funds are generally netted in the Consolidated Statement of Operations and Cash Flows. In this regard, please clarify for us whether there has been any change to your accounting treatment with respect to the advertising funds and if so, please describe for us the nature, facts and circumstances which lead to the change. We may have further comment upon receipt of your response.

Company Response

There have not been any changes in accounting or accounting policies for the advertising funds that prompted the wording change from “generally not included” to “generally netted”. The reason for the change was to clarify that, in both cases, the net effect of the consolidation of the advertising funds to the Consolidated Statement of Operations is minimal. Management believes the use of the term

Securities and Exchange Commission

May 29, 2012

“generally netted” was more descriptive of the impact of consolidating the advertising funds, as the Company acts, in substance, as an agent with regard to these advertising contributions in accordance with ASC 605-45.

* * * * * * * *

In responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (905) 339-5590 or Jill Aebker, the Company’s Senior Vice President, General Counsel and Corporate Secretary, at (905) 339-6102.

Sincerely,

/s/ Cynthia Devine
Cynthia Devine
Chief Financial Officer

cc: Jill Aebker, Senior Vice President, General Counsel and Corporate Secretary, Tim Hortons Inc.